VIA EDGAR

January 12, 2011

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Vanguard Natural Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
File No. 001-33756

Dear Mr. Horowitz:

This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 30, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) filed with the Commission on March 5, 2010.

Because the Company generally believes its proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to necessitate an amendment to the 2009 Form 10-K, the Company respectfully requests that the Staff permit the Company to implement the following changes, except where specifically indicated below, on a prospective basis to its disclosures in its upcoming Form 10-K filing as well as in all subsequent filings under the Securities Exchange Act of 1934, as amended.  We are happy to discuss this request with the Staff at its convenience.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 1

Natural Gas, Natural Gas Liquids and Oil Data, page 4

Qualifications of Technical Persons and Internal Controls over Reserves Estimation Process, page 5

1.
We note your disclosures indicating that your estimates of proved reserves were prepared by your independent petroleum engineering firm "in accordance with generally accepted petroleum engineering and evaluation principles." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of generally accepted petroleum engineering principles. With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. We also note that your independent petroleum engineers use such language in their reports filed as Exhibits 99.1 and 99.2.

Response:

The Company respectfully submits that the use of the phrase “generally accepted petroleum engineering principles” is intended to convey that our reserve estimates are to be and have been prepared using standard engineering and geoscience procedures and methods used in the petroleum industry.  In the February 19, 2007, publication of the Society of Petroleum Engineers (“SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (“SPE 2007 Standards”), the SPE acknowledges in the foreword section and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves.  The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.”  A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf.

Beyond the SPE 2007 Standards, Netherland, Sewell & Associates, Inc. (“NSAI”), DeGolyer and MacNaughton (“D&M”) and the Company are also not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.”  Both companies generally look to the SPE 2007 Standards, the Commission’s regulations, and other SPE publications, including SPE’s publication entitled “Petroleum Resources Management System,” and use textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and “Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted engineering and evaluation principles.”

The estimates shown in the reports of NSAI and D&M included as Exhibit 99.1 and 99.2 to our 2009 Form 10-K have been prepared using the generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission.  While the Company does not intend to re-engage NSAI to issue a reserve report in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we have been informed that D&M will include reference to the SPE 2007 Standards in future applicable reports filed with the Commission, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

As indicated in response to Comment 10 below, we are providing this disclosure as further described in that response.

2.
We note you engaged independent petroleum engineers to prepare your reserve estimates. Please provide a description of the internal control procedures you perform to reconcile material differences between your quarterly reserve estimates prepared internally and the annual reserve estimates prepared by your independent petroleum engineers.

Response:

The Company has provided with this letter, as Exhibit A, revised disclosure, largely taken from page 5 of the 2009 Form 10-K under the heading Part I—Item 1.  “Business—Natural Gas, Natural Gas Liquids and Oil Data—Qualifications of Technical Persons and Internal Controls over Reserves Estimation Process,” in order to provide the Staff with an example of how the Company proposes to augment such disclosure to comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2010.

Exhibit A is black-lined to show the proposed changes, compared to the disclosure in the 2009 Form 10-K.

3.
Please disclose the qualifications of the technical person primarily responsible for accepting the final report of the reserves estimates from your independent petroleum engineers. We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.

Response:

The Company has provided with this letter, as Exhibit B, additional proposed disclosure regarding the qualifications of the technical persons primarily responsible for accepting the final report of the reserve estimates from its independent petroleum engineers in order to provide the Staff with an example of how the Company proposes to augment such disclosure to comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2010.

Exhibit B is black-lined to show the proposed changes, compared to the disclosure in the 2009 Form 10-K.

Proved Undeveloped Reserves, page 6

4.
We note your proved undeveloped reserves (PUDs) increased to 46.0 Bcfe as of December 31, 2009 from 27.6 Bcfe as of December 31, 2008. With a view toward possible disclosure, please provide us with a reconciliation of your 2009 PUDS activity, indicating the material changes to your PUDs, pursuant to Item 1203(b) of Regulation S-K.

Response:

The Company has provided with this letter, as Exhibit C, revised and expanded disclosure, largely taken from page 6 of the 2009 Form 10-K under the heading Part I—Item 1.  “Business—Natural Gas, Natural Gas Liquids and Oil Data—Proved Undeveloped Reserves,” in order to provide the Staff with an example of how the Company proposes to augment such disclosure to comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2010.

Exhibit C is black-lined to show the proposed changes, compared to the disclosure in the 2009 Form 10-K.

Developed and Undeveloped Acreage, page 7

5.
We note you disclosed your developed and undeveloped oil and gas leasehold acreage. However, you did not disclose information about related material minimum remaining terms of your leases and concessions. Please expand your disclosure to comply with the guidance in Item 1208(b) of Regulation S-K.

Response:

The Company has provided with this letter, as Exhibit C, revised and expanded disclosure, largely taken from page 6 of the 2009 Form 10-K under the heading Part I—Item 1.  “Business—Natural Gas, Natural Gas Liquids and Oil Data—Proved Undeveloped Reserves,” in order to provide the Staff with an example of how the Company proposes to augment such disclosure to comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2010.

Exhibit C is black-lined to show the proposed changes, compared to the disclosure in the 2009 Form 10-K.

6.
Please tell us whether you had any commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2009 and, if so, please provide the disclosure required by Item 1207 of Regulation S-K.

Response:

The Company respectfully submits that disclosures required by Item 1207 of Regulation S-K are not applicable to the Company because the Company sells its oil and gas production on a month-by-month basis and therefore had no material ongoing commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2009.

With a view to clarify future disclosure regarding the Company’s commitments to deliver fixed and determinable quantities of oil and gas, the Company has provided with this letter, as Exhibit D, revised and expanded disclosure, largely taken from page 8 of the 2009 Form 10-K under the heading Part I—Item 1.  “Business—Natural Gas, Natural Gas Liquids and Oil Data,” in order to provide the Staff with an example of how the Company proposes to augment such disclosure to comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2010.

Exhibit D is black-lined to show the proposed changes, compared to the disclosure in the 2009 Form 10-K.

Consolidated Balance Sheets, page 71

7.
Please provide all of the disclosures of oil and gas property costs not subject to amortization, for each year presented, on the face of the balance sheets and in the notes to the financial statements, or tell us why you believe these disclosures are not required. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X, for further guidance.

Response:

The Company respectfully submits that the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X are not applicable to the Company because the Company does not have any capitalized costs associated with unproved properties.

Supplemental Natural Gas and Oil Information (Unaudited), page 97

8.	Please expand your disclosure to provide the capitalized costs of unproved properties, as required by FASB ASC Topic 932-235-50-14, or tell us why you believe such disclosure is unnecessary.

Response:

The Company respectfully submits that the disclosures required by FASB ASC Topic 932-235-50-14 of Regulation S-K are not applicable to the Company because the Company does not have any capitalized costs associated with unproved properties.

9.
Please expand your disclosure to provide the costs incurred for property acquisition, exploration and development of unproved properties, as required by FASB ASC Topic 932-235-50-19, or tell us why you believe such disclosure is unnecessary.

Response:

The Company respectfully submits that the disclosures required by FASB ASC Topic 932-235-50-19 of Regulation S-K are not applicable to the Company because the Company does not have any capitalized costs associated with unproved properties.

Exhibit 99.1

10.	Please ask your independent petroleum engineer to revise their report to comply with the following sub-items under Item 1202(a)(8) of Regulation S-K:

•	A discussion of primary economic assumptions, including, without limitation, the oil and gas prices used in preparation of your proved reserve estimates.

Response:

The Company respectfully advises the Commission that the primary economic assumptions used in the preparation of the Company’s proved reserve estimates are described in paragraphs 7 and 8 of NSAI’s report filed as Exhibit 99.1 to the 2009 Form 10-K.  An excerpt of this discussion is provided below for the Staff’s reference.

“Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For gas volumes, the average regional spot prices are adjusted by field for energy content, transportation fees, and local price differentials. As a reference, for the same time period, the average Platts Gas Daily Henry Hub spot price was $3.866 per MMBTU. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of Vanguard. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease- and field-level costs. For all properties, headquarters general and administrative overhead expenses of Vanguard are not included. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.”

In the reserve report, the average adjusted product prices are $53.52 per barrel of oil and NGL and $5.04 per Mcf of gas for 2010 and $54.23 per barrel of oil and NGL and $5.05 per Mcf of gas for the total of all future years in the reserve report.  While the Company does not intend to re-engage NSAI to issue a reserve report in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, NSAI has informed the Company that its future reserve reports, should the Company re-engage NSAI as independent petroleum engineers, would include the average adjusted product prices utilized in the preparation of its reports.

•	A discussion of the possible effects of regulation on your ability to recover the reserves.

Response:

Based upon our discussions with NSAI, we understand that NSAI’s future reports, should the Company re-engage NSAI as independent petroleum engineers, would include a discussion similar to the one provided below regarding the possible effects of regulation on the Company’s ability to recover its reserves.

“Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.  In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of Vanguard to recover the reserves, and that our projections of future production will prove consistent with actual performance.”

•	A statement that the engineer has used all methods and procedures considered necessary under the circumstances to prepare the report.

Response:

The Company respectfully advises the Commission that the second and third sentences of paragraph 11 of NSAI’s report filed as Exhibit 99.1 to the 2009 Form 10-K include a statement that NSAI has used all methods and procedures considered necessary under the circumstances to prepare its report.  An excerpt of this statement is provided below for the Staff’s reference.

“The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.  We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis and analogy, that we considered to be appropriate and necessary to establish reserves quantities and reserve categorization that conform to SEC definitions and guidelines.”

It is the Company’s understanding that NSAI’s reference to “generally accepted petroleum engineering and evaluation principles” is based upon a similar understanding and intent as the Company set out in response to Comment 1 above.  Based upon our discussions with NSAI, the Company understands that NSAI’s future reports, should the Company re-engage NSAI as independent petroleum engineers, would omit the phrase “generally accepted petroleum engineering and evaluation principles” and NSAI would modify the first sentence as follows:

“The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).”

11.
Please ask your independent petroleum engineer, to disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.

Response:

The Company has provided with this letter, as Exhibit B, additional proposed disclosure regarding the qualifications of the technical persons primarily responsible for overseeing the preparation of the reserves estimates in order to provide the Staff with an example of how the Company proposes to augment such disclosure to comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2010.

Exhibit B is black-lined to show the proposed changes, compared to the disclosure in the 2009 Form 10-K.

Exhibit 99.2

12.	Please ask your independent petroleum engineer to revise their report to comply with the following sub-items under Item 1202(a)(8) of Regulation S-K:

•	A discussion of primary economic assumptions, including, without limitation, the oil and gas prices used in preparation of your proved reserve estimates.

Response:

The Company respectfully advises the Commission that the discussion of primary economic assumptions used in preparation of the Company’s reserve estimates required by Item 1202(a)(8) of Regulation S-K is included within D&M’s report filed as Exhibit 99.2 to the 2009 Form 10-K.  Specifically, D&M’s report explicitly discusses its assumptions regarding oil and gas prices, operating and capital expenditures, and severance taxes used in its preparation of the Company’s proved reserve estimates under the heading “Primary Economic Assumptions” on page 3 of their report.

•	A statement that the engineer has used all methods and procedures considered necessary under the circumstances to prepare the report.

Response:

The Company respectfully advises the Commission that D&M has provided a statement that it has used all methods and procedures considered necessary under the circumstances to prepare its report.  This statement can be found in the third sentence located in the first paragraph under the heading “Methodology and Procedures” on page 1 of D&M’s report filed as Exhibit 99.2 to the 2009 Form 10-K.  An excerpt of this statement is provided below for the Staff’s reference.

 “Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry.  The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.”

It is the Company’s understanding that D&M’s reference to “standard geological and engineering methods generally accepted by the petroleum industry” is based upon a similar understanding and intent as the Company set out in response to Comment 1 above.  Based upon discussions with D&M, the Company understands that D&M’s future reports, beginning with the report to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, will omit the phrase “standard geological and engineering methods generally accepted by the petroleum industry” and D&M will modify the first sentence as follows:

“Estimates of reserves were prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).”

13.
We note the report states that "[d]ata used in this audit were obtained...." Please ask your independent petroleum engineer to clarify whether their report is for preparation of reserves estimates or reserves audit.

Response:

The Company respectfully advises the Commission that it is our understanding, based upon discussions with D&M, that D&M’s report filed as Exhibit 99.2 to the 2009 Form 10-K was a preparation of reserve estimates and not a reserve audit. The Company understands that D&M’s future reports, beginning with the report to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, will clarify that the reports are for the preparation of reserve estimates and not reserve audits.

Closing Comments:

In connection with these responses, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact me at (832) 327-2258 or our legal counsel, David P. Oelman, at (713) 758-3708.

                                        Sincerely,

                                        /s/ Richard A. Robert
                                        Richard A. Robert
                                        Executive Vice President and Chief
                                        Financial Officer
                                        Vanguard Natural Resources, LLC

cc: David P. Oelman, Vinson & Elkins L.L.P.

Exhibit A

The Company would propose to replace the disclosure provided in Part I—Item 1.  “Business—Natural Gas, Natural Gas Liquids and Oil Data—Qualifications of Technical Persons and Internal Controls over Reserves Estimation Process” on page 5 of the 2009 Form 10-K with the following section:

Internal Controls over Reserves Estimation Process

We maintain an internal staff of petroleum engineers who work closely with our independent petroleum engineers to ensure the integrity, accuracy and timeliness of data furnished to NSAI and D&M in their reserves estimation process. In the fourth quarter, our technical team meets on a regular basis with representatives of NSAI and D&M to review properties and discuss methods and assumptions used in NSAI and D&M’s preparation of year-end reserves estimates. All field and reserve technical information, which is updated annually, is assessed for validity when NSAI and D&M hold technical meetings with our internal staff of petroleum engineers, operations and land personnel to discuss field performance and to validate future development plans.   While we have no formal committee specifically designated to review reserves reporting and the reserves estimation process, the NSAI reserve report and the D&M reserve report are reviewed by our senior management and internal technical staff.   ~~Additionally, our senior management reviews and approves any internally estimated significant changes to our proved reserves on a quarterly basis.~~

*The underlined text has been inserted, and the strikethrough text has been deleted.

Exhibit B

The Company would propose to insert the following section immediately following the disclosure provided in Part I—Item 1. “Business—Natural Gas, Natural Gas Liquids and Oil Data—Qualifications of Technical Persons and Internal Controls over Reserves Estimation by Process” on page 5 of the 2009 Form 10-K:

Qualifications of Technical Persons

Our proved reserve information as of December 31, 2009 included in this Annual Report was estimated by our independent petroleum engineers, NSAI and D&M, in accordance with ~~generally accepted petroleum engineering and evaluation principles~~ the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers and definitions and guidelines established by the SEC.

Our Senior Vice President of Operations, Britt Pence, is the person primarily responsible for overseeing the preparation of our internal reserve estimates and for the coordination of the third-party reserve reports provided by NSAI and D&M. Mr. Pence has over 27 years of experience and is a graduate of Texas A&M University with a Bachelor of Science degree in Petroleum Engineering. He is a member of the Society of Petroleum Engineers.  Prior to joining us in 2007, Mr. Pence held engineering and managerial positions with Anadarko Petroleum Corporation, Greenhill Petroleum Company and Mobil Oil Corporation.

Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI report letter are Mr. Richard B. Talley, Jr. and David E. Nice. Mr. Talley has been practicing consulting petroleum engineering at NSAI since 2004.  He is a Registered Professional Engineer in the State of Texas (License No. 102425) and has over 12 years of practical experience in petroleum engineering, with over 6 years experience in the estimation and evaluation of reserves.  He graduated from the University of Oklahoma in 1998 with a Bachelor of Science Degree in Mechanical Engineering and from Tulane University in 2001 with a Masters in Business Administration.  Mr. Nice has been practicing consulting petroleum geology at NSAI since 1998. He is a Certified Petroleum Geologist and Geophysicist in the State of Texas (License No. 346) and has over 26 years of practical experience in petroleum geosciences, with over 12 years experience in the estimation and evaluation of reserves.  He graduated from the University of Wyoming with a Master of Science Degree and a Bachelor of Science Degree in Geology.  Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Within D&M, the technical person primarily responsible for preparing the estimates set forth in the D&M report letter is Mr. Paul J. Szatkowski.  Mr. Szatkowski is a Senior Vice President with D&M and has over 35 years of experience in oil and gas reservoir studies and reserves evaluations.  He graduated from Texas A&M University in 1974 with a Bachelor of Science Degree in Petroleum Engineering and is a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists.  Mr. Szatkowski meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and is proficient in applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

*The underlined text has been inserted, and the strikethrough text has been deleted.

Exhibit C

The Company would propose to replace the disclosure provided in Part I—Item 1.  “Business—Natural Gas, Natural Gas Liquids and Oil Data—Proved Undeveloped Reserves” on page 6 of the 2009 Form 10-K with the following section:

Proved Undeveloped Reserves

Our proved undeveloped reserves at December 31, 2009, as estimated by our independent petroleum engineers, were 46.0 Bcfe, consisting of 1.6 million barrels of oil, 29.0 MMcf of natural gas and 1.2 million barrels of natural gas liquids. ~~In 2009, we developed approximately~~  Our proved undeveloped reserves increased by 18.4 Bcfe during the year ended December 31, 2009, due to the acquisition of 20.8 Bcfe total proved undeveloped reserves in connection with the Sun TSH acquisition and the Ward County acquisition, which was offset by the development of 0.5% of our total proved undeveloped reserves booked as of December 31, 2008 through the drilling of one gross (0.45 net) well at an aggregate capital cost of approximately $0.3 million.

None of our proved undeveloped reserves at December 31, 2009 have remained undeveloped for more than five years since the date of initial booking as proved undeveloped reserves. At December 31, 2009, there are 18 locations with 3.9 Bcfe of proved undeveloped reserves in South Texas that are scheduled to be drilled on a date more than five years from the date the reserves were initially booked as proved undeveloped ~~since we have a contractual arrangement with the operator to drill only 14 wells per year~~.

At December 31, 2009, all of our leases and concessions are held by production, with the exception of 955 acres in Ward County, Texas that will expire in September of 2011.

*The underlined text has been inserted, and the strikethrough text has been deleted.

Exhibit D

The Company would propose to insert the section below immediately following the disclosure provided in Part I—Item 1.  “Business—Operations—Principal Customers” on page 8 of the 2009 Form 10-K with the following section:

Delivery Commitments

Substantially all of our production is sold pursuant to month-to-month marketing contracts that are terminable by either party at any time and do not contain specific volume or pricing on other than a market basis.

*The underlined text has been inserted, and the strikethrough text has been deleted.